Exhibit 3.16

CERTIFICATE OF FORMATION

OF

RT FRANCHISE ACQUISITION, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company) under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6, Section 18-201 of the Delaware Limited Liability Company Act and the acts amendatory thereof and supplemental thereto) hereby certifies that:

FIRST:	The name of the limited liability company is RT Franchise Acquisition, LLC (hereinafter referred to as the “Limited Liability Company”).

SECOND:	The address of the registered office and the name and address of the registered. agent of the Limited Liability Company required. to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are The Corporation Trust Company) 1209 Orange Street, Wilmington, Delaware 19801.

Executed as of the 1st day of March., 2000.

/s/ Carol D. Newman
Carol D. Newman, Authorized Person